Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PACIFIC ETHANOL, INC.

a Delaware corporation

PACIFIC ETHANOL, INC. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.           The name of the Corporation is PACIFIC ETHANOL, INC.

2.           That the Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 25, 2005 (the “Original Certificate”). The following were subsequently filed:  (i) Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock filed with the Secretary of State of Delaware on April 12, 2006; (ii) Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible Preferred Stock filed with the Secretary of State of Delaware on April 2, 2008; and (iii) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 3, 2010 (collectively, the Original Certificate together with the subsequently filed certificates shall be referred to as the “Certificate of Incorporation”).

3.           The Certificate of Incorporation of the Corporation is hereby amended by adding the following at the end of Article FOURTH:

“Reverse Stock Split.  On the effective date of the amendment adding this paragraph to Article FOURTH pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), each share of common stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be and hereby is, reclassified as and changed into one-seventh (1/7) of a share of common stock, par value $0.001 per share (the “New Common Stock”). The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Old Common Stock in exchange for certificates representing Old Common Stock. From and after the Effective Date, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. The Corporation shall not issue fractional shares of New Common Stock. The reverse stock split shall not increase or decrease the amount of stated capital or paid-in surplus of the Corporation, provided that any fractional share that would otherwise be issuable as a result of the reverse stock split shall be rounded up to the nearest whole share of New Common Stock. From and after the Effective Date, the term “New Common Stock” as used in this Article FOURTH shall mean common stock as provided in the Certificate of Incorporation.”

4.           The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.           The Effective Date of this Amendment will be Wednesday, June 8, 2011 at 12:01 a.m. Eastern Time.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed this 6th day of June, 2011.

/s/ Christopher W. Wright
Christopher W. Wright,
Vice President, General Counsel & Secretary